Autostar, Inc.

February 4, 2009

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	AUTOSTAR, INC.
Withdrawal of Registration Statement on Form S-1
File No. 333-154845

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Autostar, Inc., (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-145845), together with all exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Commission on October 30, 2008 and has not yet been declared effective.

The Registrant requests withdrawal due to the deterioration in the securities markets at large, changes in the Registrant's executive business focus, and delays in the Registrant's execution of its business plan, all of which reduce the likelihood that the Registrant will be able to avail itself of the anticipated benefits of reaching the public markets.

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein.  The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act. The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to John Panos, 1338 Foothill Drive, Salt Lake City, Utah 84108.

If you have any questions with respect to this matter, please contact our counsel, George G. Chachas at (619) 239-2900.

Respectfully submitted,

AutoStar, Inc.

/s/ John Panos
By: John Panos
Its: President and CEO

Autostar, Inc. - 1338 Foothill Drive , Salt Lake City , Utah   84108 .